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SEC FILE NUMBER
8- 14394

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peerson & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1349 Calumet Avenue
(No. and Street)

Whiting (City) Indiana (State) 46394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 473 - 5542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peerson & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John J. Evanich
Signature

President
Title

Karen A. Gajewski
Notary Public

KAREN A. GAJEWSKI
NOTARY PUBLIC OF
LAKE COUNTY, IN
MY COMMISSION EXPIRES
6/24/2011
RESIDENT OF LAKE COUNTY, IN

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peerson & Company, Inc.

Financial Report

December 31, 2003

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Peerson & Company, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Peerson & Company, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peerson & Company, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 2, 2004

Peerson & Company, Inc.

Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	140,285
Cash segregated for the exclusive benefit of customers		77
Marketable securities		137,189
Cash surrender value of life insurance		182,213
Accounts receivable		4,160
Income taxes receivable from parent company		11,627
Prepaid expenses		2,701
Property, net		16,221
Total Assets	$	494,473
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	12,677
Deferred income taxes		2,984
Total Liabilities		15,661
Stockholder's Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding		25,000
Retained earnings		453,812
Total Stockholder's Equity		478,812
Total Liabilities and Stockholder's Equity	$	494,473

The accompanying notes are an integral part of these financial statements

Peerson & Company, Inc.

Statement of Income
For the Year Ended December 31, 2003

Revenues		
Commissions	$	316,881
Trading gains		1,363
Interest income		20,815
Other income		4,948
		344,007
Operating Expenses		
Employee compensation and benefits		192,260
Data processing and clearing charges		76,780
Occupancy expenses		14,154
Administrative expenses		40,218
Legal and professional fees		6,175
		329,587
Net Income Before Income Taxes		14,420
Income Tax		6,067
Net Income	$	8,353

The accompanying notes are an integral part of these financial statements

Peerson & Company, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings
Balance, December 31, 2002	$ 25,000	$ 445,459
Net income		8,353
Balance, December 31, 2003	$ 25,000	$ 453,812

The accompanying notes are an integral part of the financial statements.

Peerson & Company, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2003

Operating Activities		
Net income	$	8,353
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation		5,001
Deferred income taxes		(1,660)
Gain/loss on securities		(1,363)
Changes in operating assets and liabilities:		
Accounts receivable		8,470
Other current assets		(1,976)
Accounts payable and accrued expenses		(809)
Net Cash Provided by Operating Activities		16,016
Investing Activities		
Purchase of property and equipment		(4,605)
Purchases of securities		(84,334)
Proceeds on sale of securities		104,221
Increase in cash value of life insurance		(10,643)
Net Cash Used in Investing Activities		4,639
Increase in Cash and Cash Equivalents		20,655
Cash and Cash Equivalents at Beginning of Year		119,630
Cash and Cash Equivalents at End of Year	$	140,285

The accompanying notes are an integral part of these financial statements.

Peerson & Company, Inc.

Notes to Financial Statements
December 31, 2003

Note 1 - Significant Accounting Policies

Description of Business
Peerson & Company, Inc., a wholly owned subsidiary of American Trust & Savings Bank, is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Wexford Clearing Services, LLC.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Marketable Securities
Marketable securities are valued at their quoted market value. The resulting differences between cost and market value are included in income. As a subsidiary of an Indiana state-chartered bank, the Company is not allowed by state banking regulations to have equity securities held in its proprietary trading/inventory account.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $5,001 for the year ended December 31, 2003, has been computed using straight line depreciation.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the year ending in 2003. The Company did not pay any income taxes to its parent company during 2003.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $77 in 2003 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Peerson & Company, Inc.

Notes to Financial Statements
December 31, 2003

Note 3 – Marketable Securities

Marketable securities are securities that are carried at quoted market values and consist of the following:

	December 31, 2003
U. S. Government agency obligations, maturing after ten years	$ 85,001
Tennessee government obligations, maturing after ten years	52,188
Total	$ 137,189

Note 4 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

Furniture and fixtures	$ 46,561
Less: Accumulated depreciation	30,340
Total	$ 16,221

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, American Trust & Savings Bank. For book purposes, the Company computed its Federal income tax by applying the statutory rates to all its taxable income. An allocation of current and deferred income taxes for 2003 is as follows:

Current State	$ 688
Current Federal	7,039
Deferred State	641
Deferred Federal	(2,301)
	$ 6,067

The deferred tax liability consists of timing differences related to book versus tax depreciation and book versus tax basis in marketable securities.

Note 6 – Profit Sharing Plan

The Company participates with its parent in a defined contribution profit-sharing plan. Company contributions to the plan, if any, are made for all eligible employees with at least one year of service. Contributions are at the discretion of the board of directors. Contributions of $4,500 were made in 2003.

Note 7 – Related Party Transactions

Peerson & Company, Inc. paid $8,700 in 2003 for the lease of operating facilities to American Trust & Savings Bank, the Company's 100% owner. Health insurance costs of $20,499 and telephone costs of $9,769 were also reimbursed to American Trust & Savings Bank in 2003.

Note 8 - Concentrations of Credit Risk

The Company maintains cash balances at American Trust & Savings Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 9 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $100,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2003, the Company had net capital of $423,937, which was $323,937 in excess of its required net capital of $100,000. The percentage of aggregate indebtedness to net capital was 3.0%.

Note 10 - Control Requirements

There are no amounts, as of December 31, 2003, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 11 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2003 unaudited Focus report and this report. The net effect on net capital was a decrease of $4,210.

Net capital as reported on the unaudited Focus report of December 31, 2003	$	428,147
Increase in nonallowable assets as a result of post Focus accrual adjustments		(2,265)
Increase in haircuts on securities		(4,929)
Increase in allowable credits for deferred tax liabilities		2,984
Net Capital as Audited	$	423,937

Peerson & Company, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2003

Net Capital	
Stockholder's equity	$ 478,812
Allowable credit - Deferred income taxes	2,984
Less nonallowable assets	(33,990)
Net capital before haircuts on security position	447,806
Haircuts on securities	(23,869)
Net capital	$ 423,937
Aggregate Indebtedness	$ 12,677
Net capital required based on aggregate indebtedness	$ 845
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 100,000
Excess Net Capital	$ 323,937
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 422,669
Percentage of Aggregate Indebtedness to Net Capital	3.0%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Peerson & Company, Inc.

In planning and performing our audit of the financial statements of Peerson & Company, Inc. for the years ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Peerson & Company, Inc.
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because the Company has limited staff, complete segregation of duties is not possible. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 2, 2004